200 East Randolph Drive Chicago, Illinois 60601
Keith S. Crow, P.C. To Call Writer Directly: 312 861-2181 kcrow@kirkland.com	312 861-2000 www.kirkland.com	Facsimile: 312 861-2200

August 10, 2006

VIA EDGAR SUBMISSION AND

HAND DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	H. Christopher Owings
Peggy Kim
Matthew Benson
Kathleen Kerrigan
Donna Di Silvio

Re:	Hanesbrands Inc.
Amendment No. 4 to Registration Statement on Form 10
File Number 001-32891

Ladies and Gentlemen:

Hanesbrands Inc., a Maryland corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Exchange Act of 1934, as amended, an Amendment No. 4 to its Registration Statement on Form 10 (the “Amendment”), including a revised information statement (the “Information Statement”) filed as Exhibit 99.1 to the Amendment.

We are writing to respond to the comments raised in your letter to the Company dated August 9, 2006. The responses below correspond to the captions and numbers of those comments (which are reproduced below). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 3 to the Registration Statement on Form 10 filed on August 7, 2006. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Please note that, subject to the Staff’s approval of the amendments to the Form 10 in response to the Staff’s comments, the Company requests that the Commission accelerate the

Securities and Exchange Commission

August 10, 2006

effectiveness of the Form 10 at the earliest practicable date. On Monday, August 7, 2006, the board of directors of Sara Lee Corporation established the dividend ratio for the spin off, and set a record date of August 18, 2006 and a distribution date of September 5, 2006. The timing of the record date and distribution date is due in no small part to the significant credit facility and financing that the Company expects to incur in connection with the spin-off. Further, due to the size of Sara Lee’s stockholder base, we expect that the process of printing and mailing the information statement will take several days, which will require that Sara Lee start the process immediately, and in any event, as soon as possible. In order to achieve the Company’s business objectives, therefore it is critical that the Form 10 be declared effective as soon as possible, and in all cases, prior to August 14, 2006. We greatly appreciate the Staff’s efforts to accommodate the Company’s timeline.

General

1.	We note your response to comment 1 in our letter dated August 4, 2006. Further, we note that in the spin off one preferred purchase right will be distributed along with each share of common stock. Please disclose the purchase price for the preferred stock purchase rights and the aggregate number of preferred shares that will be reserved for issuance upon exercise of the preferred stock purchase rights. In addition, please disclose the number of options on page 129.

Response: In response to the Staff’s comment, we have revised page 129 of the Information Statement to disclose the number of Sara Lee options and restricted stock units held by the Company’s directors and officers.

The Staff’s comment also requests that the Company disclose (i) the aggregate number of preferred shares that will be reserved for issuance upon exercise of the preferred stock purchase rights, and (ii) the purchase price for the preferred stock purchase rights. In response to the first request, the Company has revised the Information Statement to disclose the number of Series A junior participating preferred stock that have been reserved for issuance.

Regarding the purchase price for the preferred stock purchase rights, please be advised that the preferred stock purchase rights will accompany the Company’s common stock that is being distributed in the spin-off. As is the case for the Company’s common stock, Sara Lee stockholders will not exchange any consideration for the preferred stock purchase rights, but instead will receive such rights as a part of a pro rata dividend. As discussed in the Information Statement, a right entitles its holder to purchase from the Company one one-thousandth of a share of Series A junior participating preferred stock (subject to anti-dilution provisions) upon the occurrence of certain triggering events or,

Securities and Exchange Commission

August 10, 2006

upon the occurrence of other triggering events, shares of the Company’s common stock having a market value of two times the exercise price of the right.

The exercise price for the preferred stock purchase rights will be established by the Company’s board at the time the plan is adopted. At that time, the exercise price for the rights will be determined by the Board of Directors based on the Board’s view of the potential long-term value of the Company’s common stock over the life of the rights agreement after receiving advice from financial advisors about such potential long-term value. Exercise prices set by companies adopting rights plans typically range from three to five times the current market price of the company’s stock. We expect the Board’s determination to be consistent with this practice.

Because the Company’s common stock is not yet publicly traded, there is no current market value for its common stock, and therefore no benchmark for the Board to use in setting the exercise price for the rights. A market price for the Company’s common stock will not be established until trading in the Company’s common stock begins, which is expected to occur when “when-issued” trading begins on the NYSE. The Company is expected to set the exercise price prior to the distribution, based on “when issued” trading prices. Once the Company has determined the exercise price for the rights and adopted the rights plan, it will file a definitive version of the Rights Agreement with the Commission, and as appropriate, file a Current Report on Form 8-K announcing the entry into a definitive material agreement.

Selected Historical Financial Date, page 33

2.	We note your disclosure that you are unable to calculate the number of diluted shares for purposes of the earnings per share calculation. However, you have disclosed on page 35 that you anticipate recording $34 million in compensation expense as a result of the new options and restricted stock units. As such, we assume that in order to calculate this estimate you have considered the potential number of shares granted. Please revise your disclosure in this footnote and throughout the registration statement to include more quantitative disclosure about the range of potential number of shares to be granted that were used in arriving at the $34 million expense figure.

Response: The $34 million in compensation expense referred to in the Staff’s comment letter is the aggregate dollar value of stock option and restricted stock unit awards to the Company’s executive officers and other employees that have been approved. All action necessary to authorize and approve these stock option and restricted stock unit awards has been taken; however, the specific number of shares underlying these stock option and restricted stock unit awards cannot be determined until the grant date for such awards, which grant date has been set for the 15th trading day after the distribution date. It is Sara Lee’s practice that equity compensation awards to employees are approved based

Securities and Exchange Commission

August 10, 2006

upon each award’s dollar value. After the equity compensation awards are formally approved by the Compensation Committee or its designee, the specific number of shares underlying the approved stock options and restricted stock units is calculated based on the fair market value of Sara Lee common stock on the specified grant date for each award. For Sara Lee awards, the date of approval also is the grant date for that award (i.e., the awards are approved by Sara Lee’s Compensation Committee and, later that day after the close of trading, the fair market value per share of Sara Lee common stock is determined and share amounts are calculated corresponding to the dollar value for each approved award). As described on pages 100 and 101 of the Information Statement, the Company has adopted a similar methodology with respect to its initial equity compensation awards.

The Initial Awards described on pages 100 and 101 of the Information Statement are expressed as dollar values, only, because the specific number of shares underlying the awards will be determined on the grant date for those Initial Awards. For example, the Company has approved the grant of the “Other Awards” described on page 100 of the Information Statement and has set the grant date for those awards as the 15th trading day following the distribution date. The number of shares underlying these Other Awards will be determined based on the fair market value per share of the Company’s common stock on the grant date, which is the 15th trading day. All action necessary to authorize and approve these Other Awards has been taken; however, the number of shares subject to the awards cannot be computed until the grant date. The total dollar value of these Other Awards – which aggregate to $7.7 million – was included in the $34 million expense previously disclosed on page 35 of Amendment No. 3 to the Information Statement.

Based on our discussion with the Staff on August 10, 2006, we have deleted the disclosure on page 35 which stated that the $34 million in compensation expense was excluded from the pro forma financials, and we have amended the pro forma financial statements to include an expense for the portion of the $34 million compensation expense applicable to equity awards that vest in the periods presented. We also added a new footnote (q) to describe the expense.

We have expanded the disclosure in the footnotes on pages 9, 34 and 40 of the Information Statement in response to the Staff’s comment to help investors better understand these reasons why the Company is not able to provide pro forma diluted earnings per share information.

Notes to Unaudited Pro Forma Combined and Consolidated Financial Statements, page 39

Securities and Exchange Commission

August 10, 2006

3.	We note your disclosure in note (b) that the final terms of the facilities have not been agreed upon and the terms depicted in the pro formas could be significantly different from the final terms. Please specify what terms, i.e. interest rate, principal amount, etc. could cause the pro forma information to be significantly different from that depicted.

Response: As noted on our conference call on August 10, 2006, the commitment letter specifies the principal amounts, interest rates and maturities for the financing. The Company expects that the final terms of the definitive borrowing documents will be consistent with the commitment letter. However, the Company could be required to make changes to certain of those terms, such as the allocation of principal amounts among the facilities, the interest rates applicable to the facilities or the maturities of the facilities, if necessary to syndicate the facilities to bank lenders.

We have revised the disclosure on page 39 of Information Statement accordingly.

Stock Ownership of Directors and Executive Officers, page 89

4.	Please refer to comment 6 in our letter dated August 4, 2006. As requested previously, please identify the natural persons with investment or voting power over the shares held by Capital Research and Management Company.

Response: As we discussed on our conference call on August 10, 2006, the Company has relied upon the information contained in the filings on Schedule 13G by Capital Research and Management Company relating to its beneficial ownership of Sara Lee stock. These filings and amendments, the most recent of which was filed on February 10, 2006, do not identify any natural persons with investment or voting power of the shares held by Capital Research and Management Company. Instead, they are limited to the information that the Company has disclosed in the Information Statement, which the Company respectfully submits satisfies the requirements of Item 403 of Regulation S-K. Instruction 3 to Item 403 of Regulation S-K provides that:

The registrant shall be deemed to know the contents of any statements filed with the Commission pursuant to section 13(d) or 13(g) of the Exchange Act. When applicable, a registrant may rely upon information set forth in such statements unless the registrant knows or has reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not.

The Company does not know or have any reason to believe that the information contained in the Schedule 13G filings is incomplete or inaccurate, or that a statement or amendment to the Schedule 13G should have been filed and was not. Accordingly, based

Securities and Exchange Commission

August 10, 2006

on the instructions to Item 403 of Regulation S-K, the Company respectfully submits that its disclosures satisfy the requirements of Form 10.

It bears noting that, according to its public disclosures, Capital Research and Management Company is a registered investment adviser that oversees assets of more than $750 billion for individuals, corporations, banks, trusts, insurance companies and retirement plans. Based on its Schedule 13G filings, it does not own any shares of Sara Lee stock for its own account. Rather, the shares reported in its Schedules 13G are owned by accounts under the discretionary management of Capital Research and Management Company.

Description of Certain Indebtedness, page 124

5.	Please file the commitment letters with Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc. relating to your new senior secured credit facility, senior secured second lien credit facility and bridge loan facility. See Item 601(b)(10) of Regulation S-K.

Response: As discussed with the Staff on August 10, 2006, the Company has filed the commitment letter with Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc. as an exhibit to the Form 10. While the Company is filing the commitment letter in response to the Staff’s comment, it is not thereby conceding that the commitment letter constitutes a material agreement under Item 601(b)(10) of Regulation S-K. We continue to believe that the commitment letter is not a material agreement under Item 601(b) (10), however in the interest of time, we will comply with the Staff’s request.

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Securities and Exchange Commission

August 10, 2006

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

In connection with the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Keith S. Crow, P.C.

Keith S. Crow, P.C.

cc:	Lee A. Chaden

Richard A. Noll

Catherine Meeker

Hanesbrands Inc.

Helen N. Kaminski

Dina Taylor

Sara Lee Corporation

David B.H. Martin

Keir D. Gumbs

Covington & Burling

Kevin F. Blatchford

Scott R. Williams

Sidley Austin LLP